SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

January 26, 2007

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or

Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone company, dated January 25, 2007 regarding “Ericsson finalizes acquisition of Redback Networks”.

Press Release January 25, 2006

Ericsson finalizes acquisition of Redback Networks

Ericsson (NASDAQ:ERIC) today announced the completion of the merger of its indirect wholly-owned subsidiary, Maxwell Acquisition Corporation, with and into Redback Networks Inc. (NASDAQ:RBAK), with Redback surviving the merger as a wholly-owned subsidiary of Ericsson.

The merger follows the successful completion of the tender offer by Ericsson for all of the shares of Redback for the price of 25.00 USD per share. At the time the merger became effective, Ericsson owned in excess of 90% of Redback’s issued and outstanding shares.

As a result of the merger, any Redback shares not tendered in the tender offer have been converted into the right to receive 25.00 USD per share. In addition, warrants to purchase Redback shares have been converted into the right to receive a cash payment equal to their net exercise value, based upon the 25.00 USD per share merger consideration. American Stock Transfer & Trust Company, which is acting as paying agent for the merger, will mail materials to non-tendering shareholders and holders of warrants to be used to surrender certificates for the merger consideration. Notwithstanding the completion of the merger, Ericsson will pay for shares tendered via guaranteed delivery procedures promptly after delivery of those shares.

As a result of the merger, Redback shares will be delisted from the NASDAQ Global Select Market and will cease trading at the close of business today.

NOTES TO EDITORS:

Link to previous press releases related to Redback acquisition

http://www.ericsson.com/ericsson/press/releases/20061220-1094314.shtml

http://www.ericsson.com/ericsson/press/releases/20061227-1095346.shtml

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world.

Read more at http://www.ericsson.com

FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson

Ericsson Media Relations

Phone: +46 8 719 6992

E-mail: press.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 8 719 0858

E-mail: investor.relations.se@ericsson.com

Investor Relations, North America

Phone: +1 212 843 8435

E-mail: investor.relations@ericsson.com

Redback Networks

Media

Doug Wills

Phone: +1 408 750 5038

E-mail: dwills@redback.com

Investor Relations

Phone: +1 408 750 5505

E-mail: investor_relations@redback.com

About Redback

Redback Networks Inc. manages 50 million broadband connections for 15 of the top 20 telephone carriers worldwide. Redback’s multi-service routing platform delivers next-generation broadband services such as VoIP, IPTV and video-on-demand. Redback Networks has more than 500 carrier customers worldwide and is based in San Jose, California, the US. In 2006, Redback marks its 10-year anniversary, celebrating 10 years of broadband innovation. For more information, visit Redback Networks at www.redback.com.

Forward-looking statements

Any statements made regarding the proposed transaction between Ericsson and Redback, the expected timetable for completing the transaction, successful integration of the business, benefits of the transaction, earnings and any other statements contained in this news release that are not purely historical fact are forward-looking statements, which involve a number of risks and uncertainties. These statements are based on Ericsson’s and Redback’s current expectations and beliefs. Actual results could differ materially from the results implied by these statements. Factors that may cause or contribute to such differences include: the risk that the conditions to the offer or the merger set forth in the merger agreement will not be satisfied, changes in both companies’ businesses during the period between now and the closing, developments in obtaining regulatory approvals for the transaction; the successful integration of Redback into Ericsson’s business subsequent to the closing of the acquisition; timely development, competitive products and pricing, as well as fluctuations in demand; cost and availability of raw materials; the ability to retain key management and technical personnel of Redback; and adverse reactions to the proposed transaction by customers, suppliers and strategic partners. Redback and Ericsson are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General councel

By:	/s/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: January 26, 2007